EXHIBIT 12
                                        CBS Inc.
                     CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
                                   (Dollars in millions)


                                              YEAR ENDED DECEMBER 31,
                                       1993    1992    1991    1990(1)  1989

Income from Continuing Operations
        before Income Taxes           $479.3  $227.0 ($178.6)  $102.4 $455.7

Add:
   Fixed charges                        65.6    89.8    78.3     88.2   90.9
   Amortization of Capitalized Interest  4.3     3.4     3.7      4.3    6.1


Less:
   Capitalized Interest                 (6.4)  (10.2)   (8.4)    (8.3)  (5.6)

Adjusted Earnings                     $542.8  $310.0 ($105.0)  $186.6 $547.1

Interest Cost (2)                      $48.8   $71.9   $58.8    $68.5  $72.6
Interest Factor Portion of Rentals      16.8    17.9    19.5     19.7   18.3

Fixed Charges                          $65.6   $89.8   $78.3    $88.2  $90.9

Ratio of Earnings to Fixed Charges    8.27:1  3.45:1       *   2.12:1 6.02:1

(1) In connection with its $2 billion common stock repurchase, consummated on

    February 4, 1991, the Company included a 1990 Unaudited Pro Forma Condensed Consolidated Income Statement in footnote 15 to its 1990 Annual

    Report.  The Ratio of Earnings to Fixed Charges for this income statement was .35 to 1.

(2) Includes amortization of debt discount and amortization of debt issue expenses.

(*) The ratio of earnings to fixed charges is less than a one-to-one coverage and the earnings are inadequate to cover fixed charges.
    The amount of coverage deficiency is $183.3.